SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30, 2007 reported by Kubota Corporation (Thursday, August 3, 2007)

2.	Notice on the production of tractors in Thailand (Monday, August 20, 2007)

3.	Notice on purchase of treasury stock through ToSTNeT-2 (Friday, August 31, 2007)

Contact: IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 3, 2007)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2007 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 3, 2007 —Kubota Corporation reported its consolidated results of operations for the three months ended June 30, 2007 today.

Consolidated Financial Highlights

(Unaudited)

1. Consolidated Results of Operations for the Three Months Ended June 30, 2007

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Three months ended Jun. 30, 2007			% (*)	Three months ended Jun. 30, 2006	% (*)	Year ended Mar. 31, 2007
Revenues	¥ $	269,021 [2,187,163	]	6.3	¥253,137	13.7	¥1,127,456
Operating income		¥38,185		(1.4)	¥38,710	25.3	¥130,347
	$	[310,447	]
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	¥ $	42,762 [347,659	]	6.4	¥40,177	25.2	¥131,565
Net income		¥23,993		7.0	¥22,425	17.7	¥76,457
	$	[195,065	]
Net income per ADS
Basic		¥93			¥86		¥295
	$	[0.76	]
Diluted		¥93			¥86		¥295
	$	[0.76	]

Note	: (*) represents percentage change from the corresponding period in the prior year.

(In millions of yen and thousands of U.S. dollars
(2) Financial position	except per ADS amounts)

	Jun. 30, 2007			Jun. 30, 2006	Mar. 31, 2007
Total assets	¥ $	1,503,764 [12,225,724	]	¥1,402,307	¥1,502,532
Shareholders’ equity	¥ $	683,350 [5,555,691	]	¥611,353	¥659,637
Ratio of shareholders’ equity to total assets		45.5%		43.6%	43.9%
Shareholders’ equity per ADS		¥2,646		¥2,352	¥2,554
	$	[21.51	]

Kubota Corporation

and Subsidiaries

2. Anticipated results of operations for the year ending March 31, 2008

(In millions of yen except per ADS amounts)

	Six months ending Sep. 30, 2007	% (*)	Year ending Mar. 31, 2008	% (*)
Revenues	¥560,000	0.4	¥1,140,000	1.1
Operating income	¥64,000	(16.6)	¥131,000	0.5
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	¥65,000	(17.4)	¥132,000	0.3
Net income	¥37,000	(16.5)	¥76,500	0.1
Net income per ADS	¥143		¥296

Note.

(*)	represents percentage change from the corresponding previous period.

3. Other

(1) Changes in number of material subsidiaries during the fiscal year	: None

(2) Changes in accounting method from the latest consolidated fiscal year	: None

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the three months under review, revenues increased ¥15.9 billion (6.3%), to ¥269.0 billion from the corresponding period in the prior year. Although an increase in domestic revenues was limited, overseas revenues increased largely due to steady growth in Internal Combustion Engine and Machinery.

Total domestic revenues increased ¥1.1 billion (1.0%), to ¥116.6 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine and Machinery decreased from the corresponding period in the prior year mainly due to sales downturn of farm equipment. Revenues in Pipes, Valves, and Industrial Castings increased due to substantial sales increase in Industrial Castings Division, while sales of ductile iron pipes and plastic pipes were almost the same level as the corresponding period in the prior year. Revenues in Environmental Engineering sharply decreased due to effect from downsizing of business in Waste Engineering Division and compliance issues. Revenues in “Other” segment substantially increased due to sales increase of vending machine and construction business.

Overseas revenues increased ¥14.8 billion (10.7%), to ¥152.4 billion from the corresponding period in the prior year. In Internal Combustion Engine and Machinery, sales of tractors, engines and construction machinery increased. Sales of tractors increased because of substantial sales expansion in Europe and Asia, while sales in the U.S. were almost the same level as the corresponding period in the prior year. Sales of engines and construction machinery largely increased in Europe, on the background of its brisk market condition. Revenues in Pipes, Valves, and Industrial Castings decreased mainly due to sales decline in ductile iron pipes, while revenues in Environmental Engineering increased mainly due to sales increase of pumps.

Operating income decreased ¥0.5 billion (1.4%), to ¥38.2 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery was almost the same level as the corresponding period in the prior year. Operating income in Pipes, Valves, and Industrial Castings decreased due to soaring costs of raw materials, mainly steel scraps. Operating income in Environmental Engineering decreased due to sales decrease and profit deterioration resulting from price decline of sales orders. Operating income in Others increased mainly due to sales expansion in vending machine.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies increased ¥2.6 billion (6.4%), to ¥42.8 billion from the corresponding period in the prior year, mainly due to increased foreign exchange gains. Income taxes were ¥16.5 billion (38.6 % of effective tax rate), and net amount of minority interests in earnings of subsidiaries and equity in net income (loss) of affiliated companies to deduct was ¥2.2 billion. After deduction of loss from discontinued operation, net income increased ¥1.6 billion (7.0%), to ¥24.0 billion from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end of corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,503.8 billion, an increase of ¥101.5 billion (7.2%) from the end of corresponding period in the prior year. As for assets, notes and accounts receivable and short- and long-term finance receivables increased substantially reflecting expansion of overseas business in Internal Combustion Engine and Machinery. Property, plant, and equipment also increased reflecting an increase in investments to expand production capacity in Internal Combustion Engine and Machinery. As for liabilities, accrued retirement and pension costs decreased substantially as a result of the application of a new accounting standard for pensions at the end of March 2007. However, interest-bearing debt increased reflecting the increased short- and long-term finance receivables. Other long- term liabilities also increased due to an increase in deferred tax liabilities resulting from the application of the new accounting standard for pensions. Shareholders’ equity increased substantially due to recorded net income and an increase of accumulated other comprehensive income resulting from the application of the new accounting standard for pensions.

(Comparison with the end of the prior year)

Total assets remained almost the same level as the end of March 2007. As for assets, notes and accounts receivable decreased due to collection of receivables from public sector, which increase seasonally at the end of fiscal year. However, investments and long-term finance receivables increased due to an increase of unrealized gain of marketable securities. As for liabilities, notes and accounts payable decreased substantially. Other current liabilities also decreased due to the payments of income taxes. On the other hand, shareholders’ equity increased due mainly to recorded net income and the increased unrealized gains on securities. Shareholders’ equity ratio was 45.5%, 1.6 percentage points higher than that at the prior year end.

<Prospect for the Fiscal Year>

The forecasts of the anticipated results of operations for the year ending March 31, 2008, and for the six months ending September 30, 2007, which were announced on May 11, 2007, are unchanged.

The forecasts anticipate an exchange rate of ¥116=US$1.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2007		Three months ended Jun. 30, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	269,021	100.0	253,137	100.0	15,884	6.3	1,127,456	100.0
Cost of revenues	188,152	70.0	173,685	68.6	14,467	8.3	794,687	70.5
Selling, general, and administrative expenses	42,875	15.9	40,084	15.8	2,791	7.0	199,356	17.7
Loss (gain) from disposal and impairment of businesses and fixed assets	(191)	(0.1)	658	0.3	(849)	—	3,066	0.2

Operating income	38,185	14.2	38,710	15.3	(525)	(1.4)	130,347	11.6

Other income (expenses):
Interest and dividend income	2,018		1,517		501		3,283
Interest expense	(502)		(413)		(89)		(1,219)
Gain on sales of securities-net	151		700		(549)		1,313
Gain on nonmonetary exchange of securities	—		—		—		997
Foreign exchange gain (loss) -net	3,540		(59)		3,599		(442)
Other-net	(630)		(278)		(352)		(2,714)

Other income, net	4,577		1,467		3,110		1,218
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	42,762	15.9	40,177	15.9	2,585	6.4	131,565	11.7

Income taxes	16,500		15,987		513		48,961

Minority interests in earnings of subsidiaries	2,101		1,891		210		6,214

Equity in net income (loss) of affiliated companies	(146)		141		(287)		1,353

Income from continuing operations	24,015	8.9	22,440	8.9	1,575	7.0	77,743	6.9

Loss from discontinued operations, net of taxes	(22)		(15)		(7)		(1,286)

Net income	23,993	8.9	22,425	8.9	1,568	7.0	76,457	6.8

							(In yen)

Basic earnings per ADS (five common shares):	93		86				295
Diluted earnings per ADS (five common shares):	93		86				295

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	Jun. 30, 2007		Jun. 30, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	70,578		92,232		(21,654)	82,601
Notes and accounts receivable	291,942		266,950		24,992	316,208
Short-term finance receivables-net	99,355		79,255		20,100	97,798
Inventories	204,862		195,337		9,525	205,658
Other current assets	139,612		133,372		6,240	114,835

Total current assets	806,349	53.6	767,146	54.7	39,203	817,100	54.4

Investments and long-term finance receivables	406,753	27.1	360,600	25.7	46,153	398,915	26.5

Property, plant, and equipment	239,077	15.9	225,282	16.1	13,795	237,646	15.8

Other assets	51,585	3.4	49,279	3.5	2,306	48,871	3.3

Total	1,503,764	100.0	1,402,307	100.0	101,457	1,502,532	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)

	Jun. 30, 2007		Jun. 30, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	142,613		191,996		(49,383)	128,365
Notes and accounts payable	214,710		207,685		7,025	237,295
Other current liabilities	124,032		112,116		11,916	139,594
Current portion of long-term debt	67,106		38,019		29,087	71,429

Total current liabilities	548,461	36.5	549,816	39.2	(1,355)	576,683	38.4

Long-term liabilities:
Long-term debt	153,971		116,771		37,200	150,105
Accrued retirement and pension costs	18,524		50,929		(32,405)	27,306
Other long-term liabilities	61,219		42,594		18,625	52,732

Total long-term liabilities	233,714	15.5	210,294	15.0	23,420	230,143	15.3

Minority interest	38,239	2.5	30,844	2.2	7,395	36,069	2.4

Shareholders' equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	391,765		337,742		54,023	376,815
Accumulated other comprehensive income	95,039		77,054		17,985	86,247
Treasury stock	(213)		(202)		(11)	(184)

Total shareholders' equity	683,350	45.5	611,353	43.6	71,997	659,637	43.9

Total	1,503,764	100.0	1,402,307	100.0	101,457	1,502,532	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Three months ended Jun. 30, 2007	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	202,617	38,376	7,891	20,137	269,021	—	269,021
Intersegment	6	36	17	3,202	3,261	(3,261)	—

Total	202,623	38,412	7,908	23,339	272,282	(3,261)	269,021

Cost of revenues and operating expenses	165,235	34,793	9,969	20,851	230,848	(12)	230,836
Operating income (loss)	37,388	3,619	(2,061)	2,488	41,434	(3,249)	38,185

Three months ended Jun. 30, 2006	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	191,112	37,199	8,736	16,090	253,137	—	253,137
Intersegment	21	96	46	2,901	3,064	(3,064)	—

Total	191,133	37,295	8,782	18,991	256,201	(3,064)	253,137

Cost of revenues and operating expenses	153,590	33,464	9,768	17,940	214,762	(335)	214,427
Operating income (loss)	37,543	3,831	(986)	1,051	41,439	(2,729)	38,710

Year ended Mar. 31, 2007	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	746,808	194,224	90,613	95,811	1,127,456	—	1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456

Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109
Operating income (loss)	124,904	22,007	(5,615)	7,127	148,423	(18,076)	130,347

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 29, 2007, of ¥123 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	117 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota-C.I. Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

On July 27, 2007, the Company announced that the Company and Urbanex Co., Ltd. have reached a basic agreement to start negotiations of a transfer of all the shares of Kubota Maison Co., Ltd., which conducts business of sales of condominiums, to Urbanex Co., Ltd. If the companies conclude a final agreement of the transfer, Kubota Maison Co., Ltd. will be excluded from consolidated subsidiaries by a transfer of 70% shares by October 2007, and will be excluded from affiliated companies by a transfer of 30% shares by April 2009.

4.	25 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	17 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

(1).	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2).	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	In the consolidated statements of income for the three months ended June 30, 2006, finance income and expenses from retail finance business were classified mainly into “Interest income” and “Interest expense” in other income (expenses). However, from the consolidated statements of income for the year ended March 31, 2007, the Company has classified them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of the major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the consolidated statements of income for the three months ended June 30, 2006.

Finance income included in “Revenues” for the three months ended June 30, 2007 and 2006 are ¥6,292 million and ¥4,724 million, respectively, and finance expenses included in “Cost of revenues” for the three months ended June 30, 2007 and 2006 are ¥3,535 million and ¥2,557 million, respectively.

7.	The Company accounts for discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under loss from discontinued operations, net of taxes. The figures of the consolidated statements of income for the prior year related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

8.	Reclassification

The consolidated financial reports for the year ended March 31, 2007 and the three months ended June 30, 2006 have been reclassified to conform to the presentation for the three months ended June 30, 2007.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2007		Three months ended Jun. 30, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	176,906	65.8	166,672	65.8	10,234	6.1	643,214	57.1

Domestic	51,953		56,248		(4,295)	(7.6)	228,155
Overseas	124,953		110,424		14,529	13.2	415,059

Construction Machinery	25,711	9.5	24,440	9.7	1,271	5.2	103,594	9.2

Domestic	5,593		5,527		66	1.2	30,122
Overseas	20,118		18,913		1,205	6.4	73,472

Internal Combustion Engine & Machinery	202,617	75.3	191,112	75.5	11,505	6.0	746,808	66.3

Domestic	57,546	21.4	61,775	24.4	(4,229)	(6.8)	258,277	22.9
Overseas	145,071	53.9	129,337	51.1	15,734	12.2	488,531	43.4

Pipes and Valves	25,856	9.6	27,797	11.0	(1,941)	(7.0)	155,320	13.8

Domestic	24,731		24,673		58	0.2	143,485
Overseas	1,125		3,124		(1,999)	(64.0)	11,835

Industrial Castings	12,520	4.7	9,402	3.7	3,118	33.2	38,904	3.4

Domestic	7,686		5,135		2,551	49.7	19,949
Overseas	4,834		4,267		567	13.3	18,955

Pipes, Valves, & Industrial Castings	38,376	14.3	37,199	14.7	1,177	3.2	194,224	17.2

Domestic	32,417	12.1	29,808	11.8	2,609	8.8	163,434	14.5
Overseas	5,959	2.2	7,391	2.9	(1,432)	(19.4)	30,790	2.7

Environmental Engineering	7,891	2.9	8,736	3.4	(845)	(9.7)	90,613	8.0

Domestic	6,734	2.5	7,881	3.1	(1,147)	(14.6)	86,475	7.6
Overseas	1,157	0.4	855	0.3	302	35.3	4,138	0.4

Building Materials & Housing	1,988	0.7	2,137	0.9	(149)	(7.0)	17,247	1.5

Domestic	1,988		2,137		(149)	(7.0)	17,247

Other	18,149	6.8	13,953	5.5	4,196	30.1	78,564	7.0

Domestic	17,937		13,897		4,040	29.1	78,069
Overseas	212		56		156	278.6	495

Other	20,137	7.5	16,090	6.4	4,047	25.2	95,811	8.5

Domestic	19,925	7.4	16,034	6.3	3,891	24.3	95,316	8.5
Overseas	212	0.1	56	0.1	156	278.6	495	0.0

Total	269,021	100.0	253,137	100.0	15,884	6.3	1,127,456	100.0

Domestic	116,622	43.4	115,498	45.6	1,124	1.0	603,502	53.5
Overseas	152,399	56.6	137,639	54.4	14,760	10.7	523,954	46.5

August 20, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the production of tractors in Thailand

Kubota Corporation (hereinafter “the Company”) and The Siam Cement Group (hereinafter “Siam Cement”) located in Bangkok, Thailand will jointly establish a company and construct a plant for manufacturing tractors that will be sold in Thailand.

1. The closing date of the agreement

August 20, 2007

2. Outline of the new company

Name:	Siam Kubota Tractor Co., Ltd.

Time of foundation:	September 2007 (production will begin in March 2009)

Location:	Amata Nakorn Industrial Estate, Chonburi, Thailand

(60 km southeast of center of Bangkok City)

Plant size:	Land – 324,320 square meters, Floor space – 31,200 square meters

Capital:	1.1 billion Bahts (Approx. ¥4.4 billion)

Share allotment ratio:	Kubota Corporation – 60%, The Siam Cement Group – 40%

Total amount of investment:	1.76 billion Bahts (Approx. ¥7.04 billion)

Business:	Manufacturing tractors and implements sold in Thailand

(Sales of tractors and implements in Thailand will be ongoingly conducted by The Siam Kubota Industry Co., Ltd.)

Capacity of production:	25,000 thousand tractors per year

Employee:	300 (in the first year)

3. Backgrounds and purposes of establishing the new company

(1) Expansion of Asian market outside Japan and tractor business in Thailand

The Company is enhancing its business operation of Internal Combustion Engine and Machinery in Japan, North America, Europe and Asia outside Japan. Among them, Asian market outside Japan has been expanding rapidly during past several years. Especially, sales of brand-new tractors in Thailand is expanding due to rising income levels of farmers and labor shortage in rural area resulted from its economic growth.

(2) Necessity of establishing a production base for low-priced tractors

The Company has concluded that it is necessary to establish a production base for tractors with low price and high price performance in Thailand as soon as possible, in order to relief shortage of production capacity of Tsukuba plant (Tsukubamirai, Ibaraki, Japan) resulted from a rapid increase of the demand for brand-new tractors in Thailand and to compete against low-priced tractors made in Korea and India.

The Company will consider exporting the low-priced tractors produced by the new company to North America and Europe.

(3) Reasons for selecting Thailand as the site for establishing the new plant

The Company decided to establish a production base in Thailand for the following reasons; there is an advantage in procuring parts and components because there are a lot of parts supply companies in Thailand resulted from the growth of automobile industry; it is suitable to export its products to neighboring countries because the location of the plant is very close to a harbor; there is a strong operational base established by the Siam Kubota Industry Co., Ltd., which was jointly established in 1978 by the Company and Siam Cement.

(4) Building “KUBOTA BRAND” in Asia outside Japan

The Company will further expand its business in Thailand by locally producing tractors sold in Thailand. Moreover, with utilizing the new production base, the Company will promptly build KUBOTA BRAND in Asia outside Japan through expanding its business in rice farming countries in Southeast Asia that are potential markets for the Company.

4. Business Target

Sales target of the new company in 2010 will be 7.0 billion Bahts (Approx. ¥28.0 billion).

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

August 31, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 165, Paragraph 2 of the Corporate Law.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on September 3, 2007 to be executed at today’s closing price of ¥898. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased:	Shares of common stock of Kubota Corporation
(2) Number of shares to be purchased:	3,000,000 shares

(Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on September 3, 2007.

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on June 22, 2007.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation
Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
Amount of shares to be purchased:	Not exceeding ¥11 billion
Term of validity:	From June 25, 2007 to September 27, 2007

Total number of shares purchased as of August 31, 2007:	0 shares
Total amount of shares purchased as of August 31, 2007:	¥0

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 3, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department